ANNUAL REPORT
FOSSIL 2012

1954



FOSSIL ANNUAL REPORT

TWO THOUSAND AND TWELVE


AUTHENTIC
FOSSIL

FOSSIL IS AN AMERICAN LIFESTYLE BRAND, CREATIVELY ROOTED IN AUTHENTIC VINTAGE AND CLASSIC DESIGN.

LETTER TO **STOCKHOLDERS**

DEAR STOCKHOLDERS,

We are pleased to share with you another record financial performance in 2012 and to report significant progress on many of our long-term strategic objectives. In 2012, we generated net sales of $2.9 billion, increasing 11.3% from 2011 with growth across our major geographies and ongoing strength in our watch category. Earnings per diluted share rose 21% to $5.59. Our results reflect our ongoing ability to capitalize on the strength of our global design, distribution and sales infrastructure to increase our geographic reach across our core businesses.

Our strong balance sheet and robust cash flow generation provides us the opportunity to invest in support of our future growth and return value to our stockholders. During the year, we invested our capital to acquire Skagen Designs, Ltd., increase our direct ownership in countries of interest, and invest in support of our opportunities in Asia. In 2012, we also continued to invest in our share repurchase program, as we repurchased three million shares of our common stock under our $750 million share repurchase program. In March 2012, we were added to the S&P 500 index. For the year, our share price rose 13%.

During the year, we focused on growing our three core businesses, FOSSIL, SKAGEN and our watch portfolio while developing and implementing three key enablers to drive those businesses.

In 2012, we restructured the **FOSSIL** brand under a common global leadership. We generated increased sales in our largest category - watches. We repositioned our FOSSIL jewelry line to a global assortment and continued to expand our accessories business. In addition, we grew our direct-to-consumer presence, opening a net six new accessory stores and 53 outlet locations, and delivered comparable store sales growth.

We integrated and positioned our newly acquired **SKAGEN** brand to achieve its long term growth potential. SKAGEN provides us with a complimentary brand that possesses a rich Danish heritage and contemporary design with global appeal. As we begin 2013, we are now well-positioned to benefit from operating SKAGEN through our owned subsidiaries. We plan to expand into more categories, starting with a jewelry line scheduled to launch in the spring of 2013.

Our strong **PORTFOLIO** of watch brands generated a third consecutive year of double-digit watch growth. This increase included strength across multiple long-standing and newer brands as we consistently delivered compelling styles to the market, increased our geographic reach and commanded a greater market share. Our portfolio approach to the watch business affords us the opportunity to identify and add compelling new brands. We introduced our Karl Lagerfeld watch business in the first quarter of 2013 to select retail doors around the world and we plan to launch our Tory Burch licensed watches in time for holiday 2014. We are very excited about both opportunities, which are consistent with our strategy to align with terrific brands that have global appeal.

Globalization is our first key enabler to our growth, and central to our strategy, with Asia being integral to our growth strategy. Last year, we grew our Asia business by more than 20%. Our strong performance in key markets like Japan, Korea and China, and the success of our concession business is an indication of the current strength we have in the Asian marketplace. In 2013, we have plans in place to continue our expansion. Asia's rapidly growing middle class has an affinity for watches and jewelry, and in particular, our portfolio of brands. This opportunity in Asia, combined with the significant talent and infrastructure we have developed, has us well-positioned to meet our goal to eventually grow Asia to one-third of our total sales. As Asia also represents our highest margin region, it is a high return opportunity for us as well.

Our second enabler to long-term and sustainable growth is to increase our **efficiency**. We believe that our biggest hindrance to growth is complexity and, as a result, we have taken steps to simplify our processes and to speed the flow of information and product across the Company.

Our third and final enabler is **our management team**. Building a solid and enlightened leadership team is critical to our success. We have promoted many of our top performing managers and have also added several new members to the management team from outside the Company to help us build a world-class organization utilizing benchmarking, best practices, and technology practices from larger global entities.

In summary, the advantages of our portfolio approach to the watch category, the nimbleness with which we operate, the incredible talent of our design teams, and our brands' proven success around the world provide us with a powerful platform in the accessory category to deliver long-term sustainable growth. Above all, our goal is to continue to build a diversified, scalable, and predictable business model that generates solid cash flows and delivers outstanding returns for our stockholders.

In closing, we want to thank all of our employees and partners globally for another record year and we look forward to another strong year in 2013.

Sincerely,



KOSTA N. KARTSOTIS
Chief Executive Officer

FINANCIAL HIGHLIGHTS

FISCAL YEAR *(in thousands, except per share data)*	2012	2011	2010	2009	2008
Net sales	$2,857,508	$2,567,302	$2,030,690	$1,548,093	$1,583,242
Gross profit	1,606,543	1,439,186	1,155,164	844,850	851,151
Operating income	488,840	471,991	376,414	211,627	205,770
Income before taxes attributable to Fossil, Inc.	478,726	438,860	372,448	213,776	189,429
Net income attributable to Fossil, Inc.	343,401[1]	294,702	255,205	139,188	138,097[2]
Earnings per share:					
Basic	5.63[1]	4.66	3.83	2.09	2.05[2]
Diluted	5.59[1]	4.61	3.77	2.07	2.02[2]
Weighted average common shares and common equivalent shares outstanding:					
Basic	60,959	63,298	66,701	66,684	67,525
Diluted	61,400	63,965	67,687	67,153	68,323
Working capital	$737,334	$844,124	$801,329	$701,193	$556,497
Total assets	1,841,989	1,642,922	1,467,573	1,276,483	1,087,296
Total long-term liabilities	194,747	134,798	76,377	62,791	74,964
Stockholders' equity attributable to Fossil, Inc.	1,233,535	1,105,929	1,044,118	962,781	802,144
Return on average stockholders' equity attributable to Fossil, Inc.	29.9%[3]	28.0%[3]	25.0%[3]	16.2%[3]	17.8%[3]

[1] Includes a $10.8 million benefit in income tax expense in connection with the completion of income tax audits

[2] Includes a $20.8 million benefit in income tax expense related to the reduction of certain current and long-term tax liabilities in connection with completion of income tax audits

[3] Calculated by dividing the five quarter average stockholders' equity attributable to Fossil, Inc. by net income attributable to Fossil, Inc.


3000
2850
2700
2550
2400
2250
2000
1850
1700
1550
0
08
09
10
11
12

NET SALES
(in thousands of dollars)


500
470
440
410
380
350
320
290
260
230
200
0
08
09
10
11
12

OPERATING INCOME
(in thousands of dollars)


350
325
300
275
250
225
200
175
150
125
0
08
09
10
11
12

NET INCOME
(in thousands of dollars)


1250
1200
1150
1100
1050
1000
950
900
850
800
0
08
09
10
11
12

STOCKHOLDERS' EQUITY
(in thousands of dollars)

CORPORATE **INFORMATION**

EXECUTIVE OFFICERS & DIRECTORS

KOSTA N. KARTSOTIS
Chairman of the Board and Chief Executive Officer

LIVIO GALANTI
Executive Vice President

DARREN E. HART
Executive Vice President, HR

THOMAS M. KENNEDY
Executive Vice President, Fossil Brand

JENNIFER PRITCHARD
President, Retail Division

DENNIS R. SECOR
Executive Vice President, Chief Financial Officer and Treasurer

JOHN A. WHITE
Executive Vice President and Chief Operating Officer

ELAINE AGATHER
Director

JEFFREY N. BOYER
Director

DIANE L. NEAL
Director

THOMAS M. NEALON
Director

MARK D. QUICK
Director

ELYSIA HOLT RAGUSA
Director

JAL S. SHROFF
Director

JAMES E. SKINNER
Director

MICHAEL STEINBERG
Director

DONALD J. STONE
Director

JAMES M. ZIMMERMAN
Director

CORPORATE INFORMATION

Transfer Agent and Registrar
Computershare
P. O. Box 43006
Providence, RI 02940-3006

Principal Independent Auditors
Deloitte & Touche LLP
2200 Ross Avenue
Dallas, TX 75201

Corporate Counsel
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue | Suite 4100
Dallas, TX 75201

OUR WEBSITE

The Company maintains a website at the worldwide internet address of www.fossil.com. Certain product, event, and investor relations information concerning the Company is available at the site.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Wednesday, May 22, 2013, at 9:00 am at the Company's headquarters, 901 S. Central Expressway, Richardson, Texas.

COMPANY INFORMATION

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, and the Annual Report to Stockholders, in addition to other Company information, is available to stockholders without charge upon written request to Fossil, Investor Relations, 901 S. Central Expressway, Richardson, Texas 75080-7302, or online at www.fossil.com.


adidas


adidas


A|X
ARMANI EXCHANGE

BURBERRY


DIESEL
FOR SUCCESSFUL LIVING

DKNY

EMPORIO ARMANI


AUTHENTIC
FOSSIL


KARL
KARL LAGERFELD

MARC BY MARC JACOBS

MICHAEL KORS


MICHELE


RELIC
• BRAND •


SKAGEN
DENMARK


Watch Station
INTERNATIONAL


ZODIAC
SWISS MADE 1882

   


AUTHENTIC
FOSSIL

www.fossil.com